(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

REPTRON ELECTRONICS, INC.

Full Name of Registrant

Former Name if Applicable

13700 REPTRON BOULEVARD

Address of Principal Executive Office (Street and Number)

TAMPA, FLORIDA 33626

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2004 without unreasonable effort or expense. Due to the emergence from bankruptcy and the implementation of fresh start accounting, the Company requires additional time to complete its financial statements. The Registrant further represents that the Form 10-Q will be filed no later than May 24, 2004, which is the filing date for reports due on the 5th calendar day following the date on which the Form 10-Q was due.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

PAUL PLANTE (Name)	(813) (Area Code)	854-2000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEE ATTACHMENT A

REPTRON ELECTRONICS, INC.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date MAY 17, 2004	By	/s/ PAUL PLANTE
Paul Plante, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

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3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Attachment A

13700 Reptron Blvd. • Tampa, FL 33626-3046 • 813.854.2000

Contact:	Paul J. Plante
President and Chief Executive Officer
(813) 854-2000

FOR IMMEDIATE RELEASE

REPTRON ELECTRONICS, INC. ANNOUNCES

FIRST QUARTER 2004 FINANCIAL RESULTS

Tampa, Florida, May 17, 2004—Reptron Electronics, Inc. (OTCBB: RPRN), an electronics manufacturing services company, today reported financial results for its first quarter ended March 31, 2004. As previously reported, Reptron sold certain assets of its electronic components distribution and memory module divisions in two separate transactions during 2003. The 2003 results have been adjusted to reflect the remaining operations while segregating and summarizing the electronic components distribution and memory module divisions as discontinued operations.

Reptron filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 28, 2003. The Plan of Reorganization was confirmed by the U.S. Bankruptcy Court on January 14, 2004 and became effective on February 3, 2004 allowing the Company to emerge from bankruptcy. Expenses incurred through the reorganization process have been segregated and summarized as Reorganization Costs. Additionally, the difference between the fair market value of new common stock issued and new debt issued when compared to the debt discharged as outlined in the Plan of Reorganization has been summarized as a Reorganization Gain on Debt Discharge. Also, as a result of the reorganization, January 2004 operations are presented as “Predecessor” while the two month period ended March 31, 2004 is presented as “Reorganized.” The accompanying financial tables provide financial information relative to these periods. However, for discussion purposes below, the three months of operations have been combined and are collectively referred to as the “first quarter.”

Reptron recorded first quarter 2004 net sales of $35.6 million, a 3.0% increase from the same period a year ago. The Company recorded a first quarter 2004 loss from continuing operations prior to the Reorganization Gain on Debt Discharge and Reorganization Costs, totaling $751,000. This compares to a $2.2 million loss from continuing operations during the same period a year ago.

During the first quarter of 2004, Reptron also recorded additional losses from its 2003 discontinued operations, reorganization costs and a reorganization gain on debt discharge which collectively resulted in net earnings of $1.3 million. These items when combined with the results from continuing operations resulted in first quarter 2004 net earnings of $587,000 compared to a net loss of $19.6 million, in the same period a year ago. The 2003 net loss includes interest costs on the subordinated debt that was extinguished in bankruptcy and losses from discontinued operations.

Reptron’s Plan of Reorganization became effective on February 3, 2004 allowing the Company to emerge from bankruptcy. The Company is applying “fresh start” accounting to its balance sheet as of January 31, 2004, the date of emergence for accounting purposes, which requires valuation analysis and allocation of assets and liabilities in the opening balance sheet of the reorganized entity. Reptron has engaged various professionals to assist with this valuation which is expected to be substantially complete by June 30, 2004. Therefore, the June 30, 2004 balance sheet is expected to reflect these allocation adjustments. Later periods may also include finalization of such allocations.

“Reptron’s restructuring activity is now substantially completed,” stated Paul J. Plante, President and Chief Executive Officer. Plante continued, “Our suppliers have been paid in full for all pre-petition obligations as outlined in the Plan of Reorganization and our new common stock began trading on March 22, 2004 under the symbol “RPRN.”

Plante concluded, “We are encouraged by signs of an improving economy which should help to increase sales and enable profitable operating results. We sincerely thank all customers, suppliers, employees and investors who supported Reptron through a rapid and successful reorganization.”

Reptron Electronics, Inc. has scheduled a conference call for 9:00 a.m. (EST), May 17, 2004 to discuss the company’s financial performance. Shareholders, members of the media and other interested parties may participate in the call by dialing 1-800-946-0719, or 1-719-457-2645 for international callers and entering pass code 490624. This call is being web cast by CCBN and can be accessed at the company’s website at www.reptron.com where it will be archived through June 16, 2004. The web case is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). A telephone replay of the call will be available through June 16, 2004 by dialing 1-800-946-0719 from the U.S. and Canada, or 1-719-457-2645 from international locations and entering pass code 490624.

About Reptron

Reptron Electronics, Inc. is a leading electronics manufacturing services company providing engineering services, electronics manufacturing services and display integration services. Reptron Manufacturing Services offers full electronics manufacturing services including complex circuit board assembly, complete supply chain services and manufacturing engineering services to OEMs in a wide variety of industries. Reptron Display and System Integration provides value-added display design engineering and system integration services to OEMs. For more information, please access www.reptron.com.

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Safe Harbor statement under the Private Securities Litigation Reform Act of 1995:

Certain of the above statements contained in this press release, are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could cause actual results to differ materially include the following: Completion of bankruptcy proceedings, business conditions and growth in the Company’s industry and in the general economy; competitive factors; risks due to shifts in market demand; risks inherent with predicting revenue and earnings outcomes; uncertainties involved in implementing improvements in the manufacturing process; the ability of the Company to complete and integrate acquisitions; and the risk factors listed from time to time in the Company’s reports filed with the Securities and Exchange Commission as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “plan,” “appears,” and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward- looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.

# # #

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REPTRON ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Reorganized Company Two Months Ended March 31, 2004	Predecessor Company One Month Ended January 31, 2004	Predecessor Company Three Months Ended March 31, 2003
Net Sales	$23,187	$12,368	$34,524
Cost of goods sold	20,545	11,479	30,223

Gross profit	2,642	889	4,301
Selling, general and administrative expenses	2,552	1,447	4,945

Operating income (loss)	90	(558)	(644)
Other income (expense):
Interest expense, net	(457)	(61)	(1,542)
Reorganization gain on debt discharge	—	3,517	—
Reorganization costs	—	(853)	—

Total other income (expense)	(457)	2,603	(1,542)

Earnings (loss) before income taxes	(367)	2,045	(2,186)
Income tax provision	—	777	—

Earnings (loss) from continuing operations	(367)	1,268	(2,186)
Discontinued operations
Loss from discontinued operations	—	(507)	(17,430)
Income tax benefit	—	193	—

Loss on discontinued operations	—	(314)	(17,430)

Net earnings (loss)	$(367)	$954	$(19,616)

Net earnings (loss) from continuing operations per common share - basic and diluted:	$(0.07)	$0.20	$(0.34)
Net loss from discontinued operations per common share - basic and diluted:	$—	$(0.05)	$(2.72)

Net earnings (loss) per common share - basic and diluted	$(0.07)	$0.15	$(3.06)

Weighted average Common Stock equivalent shares outstanding - basic and diluted	5,000,000	6,417,196	6,417,196

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REPTRON ELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	Reorganized Company March 31, 2004	Predecessor Company December 31, 2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$875	$311
Restricted Cash	1,045	2,640
Account receivable - trade, net	14,594	12,974
Inventories, net	19,176	19,546
Prepaid expenses and other	2,136	3,516

Total current assets	37,826	38,987
PROPERTY, PLANT & EQUIPMENT - AT COST, NET	18,982	20,098
GOODWILL, NET	19,231	18,970
DEFERRED INCOME TAX	1,872	2,449
OTHER ASSETS	41	719

TOTAL ASSETS	$77,952	$81,223

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable – trade	$15,014	$15,167
Accrued expenses	5,444	7,333
Note payable to bank	8,069	6,214
Current portion of long-term obligations	450	437
Liabilities subject to compromise	—	83,456

Total current liabilities	28,977	112,607
SENIOR SECURED NOTES	30,000	—
LONG-TERM OBLIGATIONS, less current portion	3,567	3,670
SHAREHOLDERS’ EQUITY
Preferred Stock - authorized 15,000,000 shares of $.10 par value; no shares issued	—	—
Common Stock - authorized 50,000,000 shares of $.01 par value; issued and outstanding, 5,000,000 and 6,417,196 shares, respectively	50	64
Additional paid-in capital	15,725	23,146
Accumulated deficit	(367)	(58,264)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	15,408	(35,054)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$77,952	$81,223

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